Section 2.5 of the Bylaws used to read as follows

2.5. Proxies and Voting. Shareholders entitled to vote may vote either in person or by proxy in writing dated not more than six months before the meeting named therein, which proxies shall be filed with the secretary or other person responsible to record the proceedings of the meeting before being voted. Unless otherwise specifically limited by their terms, such proxies shall entitle the holders thereof to vote at any adjournment of such meeting but shall not be valid after the final adjournment of such meeting. At all meetings of shareholders, unless the voting is conducted by inspectors, all questions relating to the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the Chairman of the meeting.

Section 2.5 of the Bylaws currently reads as follows:

2.5. Proxies and Voting. Shareholders entitled to vote may vote either in person or by proxy, which proxies shall be filed with the secretary or other person responsible to record the proceedings of the meeting before being voted. Any shareholder may give instructions in writing, through telephonic, electronic or other methods of communication, or via facsimile or the Internet for another person to execute such shareholder's proxy; and the placing of a shareholder's name on a proxy pursuant to such instruction shall constitute execution of such proxy by or on behalf of such shareholder.